Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               Fax (303) 431-1567





                                 January 6, 2009



Kyle Moffat
Accounting Branch Chief
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549


Re:      SEC comments dated 12/23/08 to
         China Wi-Max Communications, Inc.
         Amendment #3 to Form 10


Dear Mr. Moffat,

         My client is very confused by your comment. It appears as an "Accounting Comment" to the Financial Statements but is more directed, based on my 25 years of experience with SEC filings, at Registration Statement "Business disclosure / Material contracts."

         In responding we will treat your unnumbered bullet points as if numbered sequentially.

         Bullet point number one: The Chinese citizen who owns Gao Da is Wang Zheng. He is neither an affiliate of the company, nor a shareholder. China Wi-Max must respond that it has no idea how he financed his investment in GAO DA and it is not China Wi-Max's business, as long as it did not come from China Wi-Max. Frank Jia, a 9.6% shareholder of China Wi-Max, Inc. manages GAO DA activities.

         Bullet point number two: China Wi-Max has advanced $368,042 to Gao Da in order to procure ISP access and access to wireless licenses, via contract, which is not available to non-Chinese owned entities (under the Chinese Telecom rules), for use by China Wi-Max' sub

January 6, 2009
Kyle Moffat
Re: China Wi-Max Communications, Inc.
Page 2 of 3



Da Chaun. As indicated in our most recent Amendment #3 to China Wi-Max Form 10 in response to previous SEC comments, China Wi-Max advanced funds to Gao Da to help provide capital to acquire ISP licenses and wireless licenses in China. China Wi-Max holds a pledge of the stock of Gao Da as collateral for its advances under a amended Trust Agreement (Filed as Exhibit to the Amendment #3).

         Bullet point number three: If there were any other material contractual arrangements, with either Gao Da or Mr. Zheng, they would be disclosed. In fact, there are no other contracts of any type with Gao Da (except as previously disclosed) or Mr. Zheng (no contracts to disclose).

         Bullet point number four: Details - We believe Gao Da cannot be classified as a "pass through" entity because China Wi-Max cannot control or own Gao Da because of the restrictions on ownership of ISP and wireless licenses for Chinese majority owned entities (or citizens) only. Also, we cannot find any reference in the FASB rules about "Pass Through" entities. It appears in the literature only in context of IRS taxation issues.

         Bullet point number five: We do not understand the comment about the "business purpose" of Gao Da. In response to previous SEC comments we made many changes to the text and clarified the business description to the legal examiner's satisfaction (p. 4, 5 of Amendment #3). Gao Da is in charge of its own destiny and business which it is free to expand in other areas. While Gao Da's agreement provides Da Chuan and China Wi-Max access (via its contract arrangement) to ISP licenses to support Da Chuan and China Wi-Max' access to wireless internet services, Da Chuan and China Wi-Max have no exclusivity with Gao Da for all business. Gao Da may not build and operate its own network in competition with Da Chuan and China Wi-Max. The Agreement says that Da Chuan, in conjunction with Shi Dai will develop networks and there could be an expansion beyond these companies in the future if it makes sense. The Agreement clearly states that Da Chuan will market any services that are provided related to the ISP or wireless licenses. The Agreement does not say Gao Da may not enter into other business outside of this area. The Business Plan of the Company is centered around using a combination of fiber and wireless licenses to provide services such as internet connections to businesses. The critical key is China Wi-Max' core fiber. Using the wireless lets China Wi-Max connect businesses to its fiber wirelessly, when the business it too far from the fiber to provide a physical connection or other hard wire limitation exist.

         Bullet point number six: China Wi-Max, thru Da Chuan will charge the customers it serves for wired and wireless access services to the internet and pay fees to companies such as Gao Da, Long Teng and Shi Dai for use of assets and licenses. Da Chuan will generate profits from the difference between sales charges and expenses and contract fees charged to Gao Da.

January 6, 2009
Kyle Moffat
Re: China Wi-Max Communications, Inc.
Page 3 of 3




         We respectfully submit that our business discussion in the text on Amendment #3 to the Form 10 is adequate. Are you suggesting amplification in our footnotes to the financial statements are required to comply with your comments? If so, within the limits of the information provided above, we can amend the financial statement notes, however, in many years of SEC experience I have never seen financial statement notes that have a number of negative or disclaimer statements about a non-affiliate. While we understand the need to disclose material contract terms and affiliate transactions and have no disagreement with that concept, we do not believe that such disclosure is required in the financial statement notes in this instance.

         If you decide to reissue any part of your comments after this response, please specify whether we are to amend financial statement notes only or text throughout the Form 10.



                                           Sincerely,



                                           /s/ Michael A. Littman
                                           Michael A. Littman


MAL:cs